STERLING CHECK CORP.

1 State Street Plaza

24th Floor

New York, New York 10004

September 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Sterling Check Corp.

Registration Statement on Form S-1

File No. 333-259113

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sterling Check Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on September 22, 2021, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

STERLING CHECK CORP.

By:	/s/ Steven Barnett
	Name:	Steven Barnett
	Title:	Executive Vice President, Secretary and Chief Legal & Risk Officer